T A B L E   O F   C O N T E N T S

HALF-YEAR FINANCIAL REPORT 2012

Free Translation of the French Language Original

HALF-YEAR MANAGEMENT REPORT

A • SIGNIFICANT EVENTS OF THE FIRST HALF OF 2012	2
B • EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (JUNE 30, 2012)	8
C • CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2012	9
D • PRINCIPAL RISK FACTORS AND UNCERTAINTIES	32
E • OUTLOOK	33
F • APPENDIX – DEFINITION OF FINANCIAL INDICATORS	35

A — Significant events of the first half of 2012

A.1. PHARMACEUTICALS

A.1.1. Acquisitions and alliances

The following acquisitions and alliances took place during the first half of 2012:

•

On April 2, 2012, Sanofi strengthened its presence in biosurgery by acquiring a 100% equity interest in Pluromed, Inc. (Pluromed), an American medical devices company. Pluromed has developed a proprietary polymer technology – Rapid Transition Polymers (RTP™) – pioneering the use of plugs that can be injected into blood vessels to improve the safety, efficacy and economics of medical interventions. Sanofi will commercialize Pluromed’s LeGoo®, a highly innovative gel approved by the U.S. Food and Drug Administration (FDA) and the European Union for temporary endovascular occlusion of blood vessels during surgical procedures.

•

On April 19, 2012, Sanofi announced that it had entered into a collaboration with the Michael J. Fox Foundation (MJFF) to conduct a clinical trial to assess the safety and tolerability of AVE 8112, a PDE4 (phosphodiesterase type 4) inhibitor in patients with Parkinson’s disease. Under the terms of the collaboration, MJFF will sponsor a Phase Ib clinical trial to assess the safety and tolerability of AVE8112 in patients with Parkinson’s disease. All data and results generated by the clinical trial will be owned by MJFF and shared with Sanofi.

•

On June 19, 2012, Sanofi and the Joslin Diabetes Center, a teaching and research affiliate of Harvard Medical School, announced a new collaboration to promote the development of new medicines for the treatment of diabetes and related disorders. The collaboration will focus on four key areas within diabetes and related disorders to identify potential new biologics or small drug candidates for the treatment of late complications of diabetes and new insulin analogs with more targeted efficacy. Additionally, research will address the challenges of insulin resistance and personalized medicine, with the overall aim of improving the lives of people living with diabetes.

•

At the end of June 2012, Sanofi elected to exercise its options to acquire the exclusive worldwide license for further development, manufacture and commercialization of two gene-based therapies UshStatTM (for the treatment of Usher syndrom 1B) and StarGenTM (for the treatment of Stargardt disease).

A.1.2. Filings for marketing authorization for new products

The following applications for marketing authorization were filed during the first half of 2012:

•

In April 2012, Sanofi and Regeneron announced that the FDA had granted a priority review of the Biologics License Application (BLA) for Zaltrap® (aflibercept) in combination with irinotecan-fluoropyrimidine-based chemotherapy in patients with metastatic colorectal cancer previously treated with an oxaliplatin-containing regimen. Under the priority review, the target date for an FDA decision on the Zaltrap® BLA is August 4, 2012. The filing was based on the results of the Phase III VELOUR study.

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•

In June 2012, Sanofi and its subsidiary Genzyme filed a supplemental Biologics License Application (sBLA) with the FDA in the United States and an application for marketing authorization with the European Medicines Agency (EMA) in Europe for Lemtrada™(1) (alemtuzumab) in the treatment of relapsing forms of multiple sclerosis. Genzyme has requested Priority Review of the sBLA (six month review) and an FDA decision is pending. In the absence of a Fast Track designation, a Standard Review (ten month review) may be assigned.

•

In June 2012, Sanofi filed an application for marketing authorization with the Japanese authorities for Lyxumia® (2) (lixisenatide), an investigational once-daily injectable GLP-1 receptor agonist for the treatment of Type 2 diabetes.

The following marketing authorization was granted during the first half of 2012:

•

In May 2012, the European Commission granted a marketing authorization in the European Union for the extended use of Lantus® (insulin glargine [rDNA origin] injection) for the treatment of type 1 diabetes in children aged two to five years.

The following applications for marketing authorization were withdrawn during the first half of 2012:

•

Following comments received from regulatory agencies in June 2012 regarding the use of semuloprin for the prophylaxis of venous thromboembolism (VTE) in patients receiving chemotherapy, Sanofi decided to withdraw all applications for marketing authorization for semuloparin.

•	Sanofi decided not to pursue registration of clofarabine (Clolar®) for the treatment of acute myeloid leukemia (AML).

A.1.3. Alemtuzumab

Campath®/MabCampath® is currently approved in the United States, Europe and a number of other jurisdictions for certain oncology indications. Genzyme will discontinue its commercialization of Campath®/MabCampath®. This action was not taken for any reasons related to product quality, safety, efficacy or supply with respect to its currently approved indications, but because Sanofi and Genzyme have decided to focus on bringing Lemtrada™ forward for multiple sclerosis, and there are differences in dosing regimen and the safety profile associated with Campath®/MabCampath® and Lemtrada™. As we discontinue commercialization of Campath®/MabCampath®, we are working with healthcare authorities toward our goal of establishing patient access programs through which we will provide Campath®/MabCampath® free of charge for those disease indications in which it is being utilized today, wherever it is permitted. As part of this process, marketing authorizations for Campath®/MabCampath® have already been withdrawn in several countries. In certain other countries, like the United States, this process is implemented through a change in distribution but the product will not be promoted. Until approved for multiple sclerosis, Lemtrada™ will not be available for use with multiple sclerosis patients outside of a formal, regulated clinical trial setting in which appropriate patients risk management measures are in place. Sales of Campath®/MabCampath® do not contribute to the achievement of the product sales milestones. However, the Company’s ability to meet the product sales milestones depends in part on its ability to successfully launch Lemtrada™ with distinct distribution channels and to the extent Campath®/MabCampath® remains available, we cannot predict the extent to which it could interfere with plans for Lemtrada™ or impact the ability to achieve the product sales milestones.

Relationship with Bayer HealthCare: Bayer HealthCare (Bayer) has been co-developing alemtuzumab in multiple sclerosis with Genzyme. Genzyme holds the worldwide rights to alemtuzumab and has primary responsibility for its development and commercialization in multiple sclerosis, but Bayer retains an option to co-promote alemtuzumab in multiple sclerosis. Bayer has notified Genzyme of its intention to co-promote under this option. We cannot predict the impact that co-promotion would have on the Company’s ability to achieve the product sales milestones, if any. Following regulatory approval and commercialization, Bayer would receive contingent payments based on sales revenue.

(1)  Lemtrada™ is the trade name submitted to health authorities for alemtuzumab.

(2) Under license from Zealand Pharma A/S. Lyxumia® is the intended trademark of lixisenatide. Lixisenatide is not currently approved or licensed anywhere in the world.

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A.1.4. Loss of regulatory exclusivity of our main products

As expected, Aprovel®/Avapro® /Karvea®/Avalide® and Plavix®/Iscover® lost their regulatory exclusivity in the United States in the first half of 2012, respectively on March 30, 2012 and May 17, 2012.

A.1.5. Research and Development

The main developments in the research and development (R&D) portfolio during the first half of 2012 are described below:

•

Eight projects entered Phase I: SAR399063 and SAR404460 (in collaboration with CRNH, ASL & 3inature), GPL-DHA/Vitamin D combinations for the treatment of pre sarcopenia; SAR228810, an anti-Aß protofibril monoclonal antibody for the treatment of Alzheimer’s disease; SAR391786 (in collaboration with Regeneron), a monoclonal antibody for rehabilitation after orthopedic surgery; SAR127963, a P75 receptor antagonist for the treatment of brain lesions caused by a head injury; SAR252067 (developed in collaboration with Kyowa Hakko Kirin), an anti-light monoclonal antibody for ulcerative colitis and Crohn’s disease; UshStatTM (developed in collaboration with Oxford Biomedica), a myosin 7A gene therapy for Usher syndrome 1B; and SAR405838 (developed in collaboration with Ascenta Therapeutics), an oral inhibitor of the HDM2 p53 protein-protein interaction.

•	One project entered Phase II: SAR292833, a TRPV3 antagonist for the treatment of chronic debilitating pain.

•	Two projects in Phase I have been discontinued: SAR114137, a cathepsine S/K inhibitor for the treatment of chronic debilitating pain, and SAR411298, an FAAH inhibitor for cancer pain.

•

In February 2012, Sanofi decided not to continue the co-development with Regeneron of SAR164877/REGN475, but will continue to fund development costs until the end of 2012 and will retain entitlement to a royalty on future sales of REGN475.

•	In June 2012, Sanofi decided to discontinue the BiTE® antibody project and to terminate its collaboration agreement with Micromet.

The following results of clinical trials were released during the first half of 2012:

•

In March 2012, data from two Phase II trials with SAR236553/REGN727 (an investigational, high-affinity, subcutaneously administered, fully-human monoclonal antibody targeting the PCSK9 proprotein, in collaboration with Regeneron) were presented at the Annual Scientific Meeting of the American College of Cardiology. These data showed that treatment with SAR236553/REGN727 over 8 to 12 weeks significantly reduced mean low-density lipoprotein-cholesterol (LDL-C) by 40% to 72% in patients with elevated LDL-C on stable dose of statins.

•

On April 5, 2012, Sanofi and Regeneron also announced headline results from the Phase III VENICE trial evaluating the addition of Zaltrap® to docetaxel and prednisone for the first-line treatment of metastatic androgen-independent prostate cancer. The study did not meet the pre-specified criterion of improvement in overall survival. The safety profile was consistent with previous studies of Zaltrap® in combination with docetaxel.

•

On April 24, 2012, additional data from the Phase lll CARE-MS ll trial comparing LemtradaTM (alemtuzumab) with the interferon beta-1a Rebif® in patients with relapsing-remitting multiple sclerosis were presented at the Annual Meeting of the American Academy of Neurology. The data showed that accumulation of disability was significantly slowed in patients with multiple sclerosis who were treated with alemtuzumab versus Rebif®, as measured by the Expanded Disability Status Scale (EDSS), a standard assessment of physical disability progression. In addition, significant improvement in disability scores was observed in some patients treated with alemtuzumab from baseline compared with patients treated with Rebif®, suggesting a reversal of disability in these patients. In the trial, patients with pre-existing disability treated with alemtuzumab were more than twice as likely to experience a sustained reduction in disability as patients given Rebif®.

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•

On June 1, 2012, Sanofi and its subsidiary Genzyme announced top-line results from the Phase III TOWER study, which evaluated the efficacy and safety of Aubagio® (1) (teriflunomide) in 1,169 patients with relapsing forms of multiple sclerosis, comparing a once-daily 7 mg or 14 mg oral dose of teriflunomide versus placebo. With the 14 mg dose, the study showed a statistically significant reduction in the annualized relapse rate and in the risk of sustained accumulation of disability. Analysis of the full TOWER data is ongoing.

•	Regarding Lantus® (insulin glargine [rDNA origin] injection), Sanofi presented several clinical study results in June 2012 at the 72nd Scientific Sessions of the American Diabetes Association:

-

results from the ORIGIN international clinical trial showed that Lantus® had no statistically significant positive or negative impact on cardiovascular outcomes versus standard care during the study period. These results also showed that insulin glargine delayed progression from pre-diabetes to type 2 diabetes and did not increase the risk of cancer;

-

new results from a large-scale epidemiological program conducted by independent researchers in northern European countries and in the United States provided further evidence that there is no increased risk of cancer in people with diabetes treated with Lantus®, compared to those treated with other insulins;

-	findings from the EASIE study showed that Lantus® produced superior reduction in HbA1c (glycated hemoglobin) versus sitagliptin in patients with early type 2 diabetes not controlled by metformin.

•

On June 9, 2012, Sanofi announced data from the GetGoal Duo 1 and GetGoal-L studies showing that the investigational once-daily injectable GLP-1 agonist Lyxumia® (lixisenatide), in combination with basal insulin plus oral anti-diabetic agents, significantly reduced HbA1c (glycated hemoglobin) in people with type 2 diabetes who were either new to insulin therapy (as early as 12 weeks after initiation) or already treated with insulin (for an average of 3.1 years), with a significant reduction in post-prandial glucose.

A.1.6. Capital expenditure

•

In January 2012, the new plant at Framingham, Massachusetts (United States) was approved by the FDA and EMA for the production of Fabrazyme®, allowing Genzyme to begin returning supplies of Fabrazyme® to normal levels in the second quarter of 2012 and through the rest of the year.

•	In May 2012, the FDA and EMA approved a second filling and finishing line at Genzyme’s plant in Waterford (Ireland), virtually doubling the filling and finishing capacity for Myozyme® and Lumizyme®.

•

In May 2012, Sanofi inaugurated a new Lantus® SoloSTAR® production line at its plant in Beijing (China), and announced the second phase of this $90 million project involving the construction of a state-of-the art sterile production facility for insulin cartridges.

(1) Aubagio® is the trade name submitted to health authorities for teriflunomide. This trade name is not currently approved or licensed anywhere in the world.

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A.2. HUMAN VACCINES (Vaccines)

•

On April 27, 2012, Sanofi Pasteur (the Vaccines division of Sanofi) announced that the Japanese Ministry of Health, Labor and Welfare had approved the company’s standalone Inactivated Poliovirus Vaccine (IPV) against acute flaccid poliomyelitis (Imovax® Polio), which will be added to the country’s public immunization program on September 1, 2012.

•

On June 22, 2012, Sanofi Pasteur announced that HexaximTM (DTaP-IPV-Hib-HepB vaccine) had received a positive opinion from the EMA as part of a procedure designed to evaluate medicinal products intended for markets outside the European Union. Hexaxim™ is the only fully liquid, ready to use 6-in-1 vaccine to protect infants against diphtheria, tetanus, pertussis (whooping cough), hepatitis B, poliomyelitis and invasive infections caused by Haemophilus influenzae type b.

A.3. ANIMAL HEALTH

•

On March 30, 2012, Merial (the Animal Health division of Sanofi) completed the acquisition of Newport Laboratories, a privately held company based in Worthington, Minnesota (United States), which is a leader in autogenous vaccines for the bovine and swine markets.

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A.4. OTHER SIGNIFICANT EVENTS OF THE FIRST HALF OF 2012

A.4.1. Litigation and proceedings

For a description of the most significant developments in litigation and proceedings since publication of the financial statements for the year ended December 31, 2011, refer to Note B.15. to the condensed half-year consolidated financial statements.

A.4.2. Other significant events

The Annual General Meeting of Sanofi shareholders was held on May 4, 2012, and all of the resolutions were passed. The meeting approved the distribution of a cash dividend of €2.65 per share (paid out on May 15, 2012), appointed Laurent Attal to serve as a director, and renewed the terms of office of a number of other directors (Uwe Bicker, Jean-René Fourtou, Claudie Haigneré, Carole Piwnica and Klaus Pohle). The shareholders also approved the transfer of Sanofi’s registered office in France to 54, rue La Boétie, Paris 8.

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B — Events subsequent to the balance sheet date (June 30, 2012)

•

On July 4, 2012, Sanofi announced the execution of an agreement pursuant to which Sanofi will divest its equity interest of approximately 19.3% in the Yves Rocher cosmetics group to Société Financière des Laboratoires de Cosmétologie Yves Rocher, subject to certain closing conditions. This decision is in line with Sanofi’s policy of focusing on its strategic businesses.

•

On July 12, 2012, Sanofi Pasteur received a Warning Letter from the Food and Drug Administration (FDA) following regular inspections conducted at manufacturing facilities in Toronto (Canada) and Marcy L’Etoile (France) this year. Sanofi Pasteur takes seriously the observations regarding the U.S. licensed products and their related production units. We are working diligently with the FDA to implement a series of immediate and ongoing steps to address the issues identified in the Warning Letter and further strengthen our manufacturing operations and quality systems.

•

On July 20, 2012, Sanofi and Regeneron Pharmaceuticals, Inc. announced that several trials within ODYSSEY, the Phase III clinical program of SAR236553/REGN727 (a fully-human monoclonal antibody targeting the PCSK9 proprotein), had initiated enrollment of more than 22,000 patients.

•

On July 25, 2012, Sanofi Pasteur announced that its tetravalent dengue vaccine candidate had demonstrated proof of efficacy against dengue, a threat to almost 3 billion people, in the world’s first ever dengue efficacy trial. The results of this study conducted in Thailand confirm the excellent safety profile of the vaccine. The vaccine generated antibody response for all four dengue virus serotypes. Evidence of protection was demonstrated against three of the four virus serotypes circulating in Thailand. Analyses are ongoing to understand the lack of protection for the fourth serotype in the particular epidemiological context of Thailand. The full data resulting from this first efficacy trial are currently under review by scientific and clinical experts, as well as public health officials. Detailed results of this study will be published in a peer-reviewed journal and presented to the scientific community later this year. Large scale Phase III dengue vaccine clinical studies with 31,000 participants are underway in 10 countries of Asia and Latin America. These studies will generate important additional data in a broader population and in a variety of epidemiological settings to demonstrate vaccine efficacy against the four circulating dengue virus serotypes.

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C — Consolidated financial statements for the first half of 2012

C.1. CONSOLIDATED RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2012

Consolidated income statements for the six months to June 30, 2011 and 2012

(€ million)	June 30, 2012 (6 months)	as % of net sales	June 30, 2011 (6 months)	as % of net sales
Net sales	17,381	100.0%	16,128	100.0%
Other revenues	673	3.9%	835	5.2%
Cost of sales	(5,360)	(30.8%)	(5,214)	(32.3%)
Gross profit	12,694	73.0%	11,749	72.8%
Research & development expenses	(2,415)	(13.9%)	(2,297)	(14.2%)
Selling & general expenses	(4,410)	(25.4%)	(4,201)	(26.0%)
Other operating income	319		191
Other operating expenses	(324)		(168)
Amortization of intangible assets	(1,675)		(1,701)
Impairment of intangible assets	(40)		(69)
Fair value remeasurement of contingent consideration liabilities	(106)		(66)
restructuring costs	(250)		(467)
Other gains and losses, and litigation	—		(517)
Operating income	3,793	21.8%	2,454	15.2%
Financial expenses	(272)		(234)
Financial income	45		56
Income before tax and associates and joint ventures	3,566	20.5%	2,276	14.1%
Income tax expense	(869)		(472)
Share of profit / (loss) of associates and joint ventures	404		556
Net income	3,101	17.8%	2,360	14.6%
Attributable to non-controlling interests	103		136
Net income attributable to equity holders of Sanofi	2,998	17.2%	2,224	13.8%
Average number of shares outstanding (million)	1,319.3		1,308.6
Average number of shares outstanding after dilution (million)	1,327.9		1,313.3
Basic earnings per share (in euros)	2.27		1.70
Diluted earnings per share (in euros)	2.26		1.69

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C.2. BUSINESS NET INCOME(1) FOR THE FIRST HALF OF 2012

In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to the Chief Executive Officer, who is the Group’s chief operating decision maker. The performance of these segments is monitored individually using internal reports and common indicators.

The operating segment disclosures required under IFRS 8 are provided in Note B.19. to the condensed half-year consolidated financial statements.

Sanofi has three operating segments: Pharmaceuticals, Human Vaccines (Vaccines), and Animal Health. The Other segment includes all segments that do not qualify as reportable segments under IFRS 8.

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including activities acquired with Genzyme. Sanofi’s pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates and joint ventures whose activities are related to pharmaceuticals, in particular the entities majority owned by Bristol-Myers Squibb (BMS).

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture in Europe.

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

Inter-segment transactions are not material.

Segment results

Sanofi reports segment results on the basis of “Business operating income”. This indicator, adopted in compliance with IFRS 8, is used internally to measure operational performance and allocate resources. Business operating income is derived from Operating income, adjusted as follows:

•	the amounts reported in the lines Fair value remeasurement of contingent consideration liabilities, Restructuring costs and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•	the share of profits/losses of associates and joint-ventures is added;

•	the share attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily, the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint-ventures) are eliminated;

•	restructuring costs relating to associates and joint ventures are eliminated.

We believe that investors’ understanding of our operational performance is enhanced by reporting “business net income”(1). This measure is determined by taking “business operating income” and adding financial income and deducting financial expenses, including the related income tax effects.

(1) Refer to the appendix in section F for a definition.

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Business net income for the first half of 2012 totaled €4,386 million (up 1.5% on the 2011 first-half figure of €4,320 million), and represented 25.2% of net sales (versus 26.8% for the first half of 2011).

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First-half segment results for 2012 and 2011, and 2011 full-year segment results, were as follows.

2012 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	14,827	1,400	1,154	—	17,381
Other revenues	645	10	18	—	673
Costs of sales	(4,431)	(566)	(346)	—	(5,343)
Research & development expenses	(2,051)	(284)	(80)	—	(2,415)
Selling and general expenses	(3,763)	(288)	(358)	(1)	(4,410)
Other operating income and expenses	(21)	(1)	1	16	(5)
Share of profit/(loss) of associates and joint ventures	425	(6)	—	—	419
Net income attributable to non-controlling interests	(104)	—	—	—	(104)
Business operating income	5,527	265	389	15	6,196
Financial income and expenses					(227)
Income tax expense					(1,583)
Business net income					4,386

2011 first-half business net income

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	13,730	1,308	1,090	—	16,128
Other revenues	816	10	9	—	835
Costs of sales	(4,073)	(550)	(327)	—	(4,950)
Research & development expenses	(1,963)	(264)	(70)	—	(2,297)
Selling and general expenses	(3,614)	(264)	(322)	(1)	(4,201)
Other operating income and expenses	42	(1)	(7)	(11)	23
Share of profit/(loss) of associates and joint ventures	559	(2)	—	13	570
Net income attributable to non-controlling interests	(136)	—	—	—	(136)
Business operating income	5,361	237	373	1	5,972
Financial income and expenses					(178)
Income tax expense					(1,474)
Business net income					4,320

2011 full-year business net income

(€ million)	Pharmaceuticals	Vaccines	Animal Health	Other	Total
Net sales	27,890	3,469	2,030	—	33,389
Other revenues	1,622	25	22	—	1,669
Costs of sales	(8,368)	(1,404)	(654)	—	(10,426)
Research & development expenses	(4,101)	(564)	(146)	—	(4,811)
Selling and general expenses	(7,376)	(542)	(617)	(1)	(8,536)
Other operating income and expenses	(13)	—	(7)	24	4
Share of profit/(loss) of associates and joint ventures	1,088	1	—	13	1,102
Net income attributable to non-controlling interests	(246)	—	(1)	—	(247)
Business operating income	10,496	985	627	36	12,144
Financial income and expenses					(412)
Income tax expense					(2,937)
Business net income					8,795

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A reconciliation of our business net income to Net income attributable to equity holders of Sanofi is set forth below:

(€ million)		June 30, 2012 (6 months)	June 30, 2011 (6 months)	December 31, 2011 (12 months)
Business net income		4,386	4,320	8,795
(i)	Amortization of intangible assets	(1,675)	(1,701)	(3,314)
(ii)	Impairment of intangible assets	(40)	(69)	(142)
(iii)	Fair value remeasurement of contingent consideration liabilities	(106)	(66)	15
(iv)	Expenses arising from the impact of acquisitions on inventories(1)	(17)	(264)	(476)
(v)	Restructuring costs	(250)	(467)	(1,314)
(vi)	Other gains and losses, and litigation	—	(517)	(327)
(vii)	Tax effects of:	714	1,002	1,905
	- amortization of intangible assets	615	559	1,178
	- impairment of intangible assets	14	20	37
	- fair value remeasurement of contingent consideration liabilities	3	5	34
	- expenses arising from the impact of acquisitions on inventories	5	78	143
	- restructuring costs	77	150	399
	- other gains and losses, and litigation	—	190	114
(iv) / (viii)	Other tax items	—	—	577
(ix)	Share of items listed above attributable to non-controlling interests	1	—	6
(iv) / (v)	Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(15)	(14)	(32)
Net income attributable to equity holders of Sanofi		2,998	2,224	5,693

(1)	This line item corresponds to the impact of workdown of inventories remeasured at fair value at the acquisition date.

We also report “business earnings per share”, a specific non-GAAP financial measure which we define as business net income divided by the weighted average number of shares outstanding.

Business earnings per share for the first half of 2012 was €3.32, an increase of 0.6% relative to the first-half figure of €3.30, based on the weighted average number of shares outstanding of 1,319.3 million for the first half of 2012 and 1,308.6 million for the first half of 2011.

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Pharmaceuticals segment first-half business operating income, 2012 and 2011

(€ million)	June 30, 2012 (6 months)	as % of net sales	June 30, 2011 (6 months)	as % of net sales	Year-on-year change
Net sales	14,827	100.0%	13,730	100.0%	+8.0%
Other revenues	645	4.4%	816	5.9%	-21.0%
Cost of sales	(4,431)	(29.9%)	(4,073)	(29.7%)	+8.8%
Gross profit	11,041	74.5%	10,473	76.3%	+5.4%
Research and development expenses	(2,051)	(13.8%)	(1,963)	(14.3%)	+4.5%
Selling and general expenses	(3,763)	(25.4%)	(3,614)	(26.3%)	+4.1%
Other operating income and expenses	(21)		42
Share of profit/(loss) of associates and joint ventures	425		559
Net income attributable to non-controlling interests	(104)		(136)
Business operating income	5,527	37.3%	5,361	39.0%	+3.1%

Vaccines segment first-half business operating income, 2012 and 20111

(€ million)	June 30, 2012 (6 months)	as % of net sales	June 30, 2011 (6 months)	as % of net sales	Year-on-year change
Net sales	1,400	100.0%	1,308	100.0%	+7.0%
Other revenues	10	0.7%	10	0.8%	0.0%
Cost of sales	(566)	(40.4%)	(550)	(42.0%)	+2.9%
Gross profit	844	60.3%	768	58.7%	+9.9%
Research and development expenses	(284)	(20.3%)	(264)	(20.2%)	+7.6%
Selling and general expenses	(288)	(20.6%)	(264)	(20.2%)	+9.1%
Other operating income and expenses	(1)		(1)
Share of profit/(loss) of associates and joint ventures	(6)		(2)
Net income attributable to non-controlling interests	—		—
Business operating income	265	18.9%	237	18.1%	+11.8%

Animal Health segment first-half business operating income, 2012 and 2011

(€ million)	June 30, 2012 (6 months)	as % of net sales	June 30, 2011 (6 months)	as % of net sales	Year-on-year change
Net sales	1,154	100.0%	1,090	100.0%	+5.9%
Other revenues	18	1.6%	9	0.8%	+100.0%
Cost of sales	(346)	(30.0%)	(327)	(30.0%)	+5.8%
Gross profit	826	71.6%	772	70.8%	+7.0%
Research and development expenses	(80)	(6.9%)	(70)	(6.4%)	+14.3%
Selling and general expenses	(358)	(31.0%)	(322)	(29.5%)	+11.2%
Other operating income and expenses	1		(7)
Share of profit/(loss) of associates and joint ventures	—		—
Net income attributable to non-controlling interests	—		—
Business operating income	389	33.7%	373	34.2%	+4.3%

14  |  Sanofi  ●  2012 Half-Year Financial Report

C.3. ANALYSIS OF CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2012

C.3.1. Net sales

Consolidated net sales for the first half of 2012 were €17,381 million, 7.8% higher than in the first half of 2011. Exchange rate movements had a favorable effect of 4.2 points, mainly reflecting the appreciation of the U.S. dollar, the yen and the yuan against the euro. At constant exchange rates(1) and after taking account of changes in structure (primarily the consolidation of Genzyme from April 2011), net sales rose by 3.6%.

Reconciliation of 2012 first-half reported net sales to net sales at constant exchange rates(1)

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	Change
Reported net sales	17,381	16,128	+7.8%
Effect of exchange rates	(673)
Net sales at constant exchange rates	16,708	16,128	+3.6%

C.3.1.1. Net sales by business segment

Sanofi’s net sales comprise the net sales generated by the Pharmaceuticals, Human Vaccines (Vaccines) and Animal Health businesses.

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	Change on a reported basis	Change at constant exchange rates
Pharmaceuticals	14,827	13,730	+8.0%	+4.0%
Vaccines	1,400	1,308	+7.0%	+1.5%
Animal Health	1,154	1,090	+5.9%	+1.2%
Total	17,381	16,128	+7.8%	+3.6%

(1) Refer to the appendix in section F for a definition.

Sanofi   ●  2012 Half-Year Financial Report  |  15

Pharmaceuticals

Net sales of the Pharmaceuticals segment for the first half of 2012 were €14,827 million, up 8.0% on a reported basis and up 4.0% at constant exchange rates. This reflects the positive effect of the inclusion of Genzyme in the consolidation from April 2011 and the performance of our growth platforms, but also the negative effects of generics competition (primarily Lovenox®, Xatral® and Taxotere® in the United States, and Taxotere®, Plavix® and Aprovel® in Western Europe), the ending of the Copaxone® co-promotion agreement with Teva, the sale of the Dermik business in July 2011, and austerity measures in the European Union.

On a constant structure basis and at constant exchange rates (which mainly involves including the non-consolidated sales of Genzyme for the first quarter of 2011 and excluding sales of Copaxone® for the first half of 2011), Pharmaceuticals segment net sales were down 0.9% in the first half of 2012.

(€ million)	Indications	June 30, 2012 (6 months)	June 30, 2011 (6 months)	Change on a reported basis	Change at constant exchange rates
Lantus®	Diabetes	2,346	1,894	+23.9%	+16.8%
Apidra®	Diabetes	108	102	+5.9%	+2.0%
Amaryl®	Diabetes	213	217	-1.8%	-6.5%
Insuman®	Diabetes	65	64	+1.6%	+3.1%
Other diabetes products(1)	Diabetes	15	4	+275.0%	+275.0%
Total: Diabetes		2,747	2,281	+20.4%	+14.0%
Eloxatin®	Colorectal cancer	759	436	+74.1%	+61.9%
Taxotere®	Breast, lung, prostate, stomach, and head & neck cancer	309	586	-47.3%	-50.0%
Jevtana®	Prostate cancer	119	96	+24.0%	+18.8%
Other oncology products(1)		305	159	—	—
Total: Oncology		1,492	1,277	+16.8%	+9.9%
Lovenox®	Thrombosis	1,015	1,119	-9.3%	-10.7%
Plavix®	Atherothrombosis	1,058	994	+6.4%	-0.6%
Aprovel®	Hypertension	641	663	-3.3%	-5.9%
Allegra®	Allergic rhinitis, urticaria	308	335	-8.1%	-14.0%
Stilnox®/ Ambien®/ Myslee®	Sleep disorders	254	232	+9.5%	+1.7%
Copaxone®	Multiple sclerosis	24	233	-89.7%	-90.1%
Depakine®	Epilepsy	202	196	+3.1%	+1.5%
Tritace®	Hypertension	180	194	-7.2%	-6.7%
Multaq®	Atrial fibrillation	127	131	-3.1%	-9.2%
Xatral®	Benign prostatic hypertrophy	69	129	-46.5%	-48.1%
Actonel®	Osteoporosis, Paget’s disease	72	91	-20.9%	-23.1%
Nasacort®	Allergic rhinitis	38	74	-48.6%	-50.0%
Renagel® / Renvela® (1)	Hyperphosphatemia	312	137	—	—
SynVisc® / SynVisc One® (1)	Arthritis	184	89	—	—
Cerezyme® (1)	Gaucher disease	299	166	—	—
Myozyme® / Lumizyme® (1)	Pompe disease	225	99	—	—
Fabrazyme® (1)	Fabry disease	121	30	—	—
Other Rare Disease products(1)		189	79	—	—
Total: New Genzyme(1)		834	374	—	—
Other Products		2,820	2,977	-5.3%	-7.4%
Consumer Health Care		1,543	1,356	+13.8%	+11.4%
Generics		907	848	+7.0%	+7.2%
Total: Pharmaceuticals		14,827	13,730	+8.0%	+4.0%

(1)	In 2011, net sales of Genzyme products were recognized from the acquisition date (April 2011).

16  |  Sanofi  ●  2012 Half-Year Financial Report

Diabetes division

Net sales for the Diabetes division came to €2,747 million, up 14.0% at constant exchange rates, driven by double-digit growth for Lantus®.

Net sales of Lantus®, a long-acting human insulin analog, rose by 16.8% (at constant exchange rates) to €2,346 million, reflecting good growth in the United States (+18.0% at constant exchange rates) and Japan (+20.3% at constant exchange rates) and a robust performance in Emerging Markets (+26.0% at constant exchange rates), especially in China (+47.7% at constant exchange rates), Russia (+22.5% at constant exchange rates) and Latin America (+32.2% at constant exchange rates). Growth in Western Europe was a more modest 4.7% (at constant exchange rates).

Net sales of the rapid-acting human insulin analog Apidra® totaled €108 million in the first half of 2012 (up 2.0% at constant exchange rates), driven by Emerging Markets (+14.3% at constant exchange rates). The supply of 3ml Apidra® cartridges improved in the second quarter of 2012 as expected.

Amaryl ® saw net sales fall by 6.5% at constant exchange rates to €213 million, largely as a result of competition from generics in Japan (-29.2% at constant exchange rates, at €65 million), and despite 10.5% growth in Emerging Markets at constant exchange rates.

Oncology business

The Oncology business reported net sales of €1,492 million, up 9.9% at constant exchange rates, thanks mainly to a strong performance from Eloxatin® in the United States.

Net sales of Eloxatin® saw a marked rebound in the first half of 2012, rising by 61.9% at constant exchange rates to €759 million. This reflects a recovery in sales in the United States (€634 million, versus €301 million in the first half of 2011) following a legal ruling that prevents generics manufacturers from selling their unauthorized generic versions of oxaliplatin in the United States until August 9, 2012.

Taxotere® reported a 50.0% fall in net sales at constant exchange rates, to €309 million. This product is facing competition from generics in Western Europe (-74.4% at constant exchange rates, at €32 million) and in the United States (-83.2% at constant exchange rates, at €37 million).

Jevtana® posted net sales of €119 million in the first half of 2012, up 18.8% at constant exchange rates, driven by the commercial roll-out in Western Europe where sales quadrupled to €44 million. In the United States, sales were down 32.1% (at constant exchange rates) at €60 million.

Other pharmaceutical products

First-half net sales of Lovenox® fell by 10.7% at constant exchange rates to €1,015 million, due to competition from generics in the United States where sales declined by 49.2% (at constant exchange rates) to €209 million. Sales generated outside the United States accounted for 79.4% of total worldwide net sales and rose by 9.2% at constant exchange rates to €806 million, driven by Emerging Markets (+15.3% at constant exchange rates, at €312 million) and Western Europe (+5.5% at constant exchange rates, at €444 million).

Net sales of Renagel®/Renvela® rose by 9.7% on a constant structure basis and at constant exchange rates (including non-consolidated net sales for the first quarter of 2011) to €312 million, driven by the product’s strong performance in the United States (+20.9% on a constant structure basis and at constant exchange rates).

Synvisc®/Synvisc One® achieved net sales growth of 8.9% on a constant structure basis and at constant exchange rates (including non-consolidated net sales for the first quarter of 2011) to €184 million, thanks mainly to the Synvisc One® franchise in the United States (€153 million, up 14.8% on a constant structure basis and at constant exchange rates).

Sanofi   ●  2012 Half-Year Financial Report  |  17

Net sales of the Ambien® family of products were up 1.7% at constant exchange rates at €254 million, reflecting competition from generics of Ambien® CR in the United States and Western Europe but also a good performance from Myslee® in Japan, where net sales advanced by 5.6% at constant exchange rates to €151 million.

Allegra® saw prescription net sales fall by 14.0% at constant exchange rates to €308 million, due to the effect of a weak pollen season in Japan (-19.6% at constant exchange rates, at €241 million). In July 2012, Sanofi entered into settlements in Japan with generic manufacturers regarding Allegra®; Sanofi does not expect generics to enter this market before March 2014.

Net sales of Multaq® fell by 9.2% at constant exchange rates to €127 million, due to the impact of an amendment to the product indication during the second half of 2011.

Consolidated net sales of Copaxone® were €24 million, compared with €233 million in the first half of 2011; this fall of 90.1% (at constant exchange rates) reflected the ending of the co-promotion agreement with Teva across all territories in the first quarter of 2012.

New Genzyme

The New Genzyme business consists of products used to treat rare diseases, and future products for the treatment of multiple sclerosis (Aubagio® and LemtradaTM).

Because the net sales of Genzyme are consolidated from the acquisition date (start of April 2011), the consolidated net sales of the New Genzyme business for the first half of 2011 do not include sales for the first quarter of 2011. On a constant structure basis and at constant exchange rates (i.e. including non-consolidated net sales for the first quarter of 2011), the New Genzyme business achieved sales growth of 11.3% in the first half of 2012, to €834 million.

(€ million)	Indications	June 30, 2012 (6 months)	June 30, 2011 (3 months)(1)	Change on a constant structure and exchange rate basis
Cerezyme® (1)	Gaucher disease	299	166	-4.6%
Myozyme® / Lumizyme® (1)	Pompe disease	225	99	+13.0%
Fabrazyme® (1)	Fabry disease	121	30	+86.7%
Other Rare Disease products(1)		189	79	+11.2%
Total: New Genzyme(1)		834	374	+11.3%

(1)	In 2011, net sales of Genzyme products were recognized from the acquisition date (April 2011).

Cerezyme® net sales fell by 4.6% on a constant structure basis and at constant exchange rates to €299 million (-9.4% in Western Europe, at €106 million; -7.6% in the United States, at €79 million).

Net sales of Myozyme®/Lumizyme® were up 13.0% on a constant structure basis and at constant exchange rates at €225 million (+9.7% in Western Europe, at €125 million; +17.4% in the United States, at €58 million).

Fabrazyme® reported a strong 86.7% rise in net sales on a constant structure basis and at constant exchange rates to €121 million. This growth was mainly attributable to the resumption of production at the new plant in Framingham (United States) in March 2012.

18  |  Sanofi  ●  2012 Half-Year Financial Report

Consumer Health Care

Net sales for the Consumer Health Care business rose by 11.4% at constant exchange rates in the first half of 2012 to €1,543 million, thanks to organic growth and the impact of the acquisitions made in 2011 (principally BMP Sunstone in China, and the nutraceuticals business of Universal Medicare in India). Net sales in Emerging Markets were up 24.3% at constant exchange rates, at €724 million. In the United States, sales were virtually unchanged (+0.3% at constant exchange rates, at €340 million) versus the first half of 2011, when distributors were building up inventories of the over-the-counter version of Allegra® (launched in March 2011).

Generics

The Generics business reported net sales of €907 million for the first half of 2012, a rise of 7.2% at constant exchange rates. The business was boosted by organic sales growth in the United States (+98.5% at constant exchange rates, at €141 million), where Sanofi launched its own authorized generic versions of Lovenox® and Aprovel®. Net sales in Emerging Markets were fairly flat (+1.3% at constant exchange rates, at €529 million), reflecting lower sales in Eastern Europe.

• • • • •

Net sales of other prescription products totaled €2,820 million, down 7.4% at constant exchange rates (or 4.4% on a constant structure basis and at constant exchange rates).

For comments on net sales of Plavix® and Aprovel®/CoAprovel®, refer to section C.3.1.3., “Worldwide Presence of Plavix® and Aprovel®” below.

Sanofi   ●  2012 Half-Year Financial Report  |  19

Geographical split of 2012 first-half net sales of the main pharmaceutical products

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Other Countries(3)	Change at constant exchange rates
Lantus®	383	+4.7%	1,444	+18.0%	379	+26.0%	140	+20.6%
Apidra®	40	+2.6%	32	-12.1%	24	+14.3%	12	+22.2%
Amaryl®	16	-5.9%	2	—	130	+10.5%	65	-29.8%
Insuman®	48	-4.0%	—	—	17	+21.4%	—	—
Other diabetes products	13	+225.0%	2	—	—	—	1	—
Total: Diabetes	500	+5.1%	1,480	+17.2%	550	+21.3%	217	+0.5%
Eloxatin®	9	-62.5%	634	+95.0%	81	-2.5%	35	+3.1%
Taxotere®	32	-74.4%	37	-83.2%	147	-7.7%	93	-19.4%
Jevtana®	44	+290.9%	60	-32.1%	15	+275.0%	—	—
Other oncology products(4)	73	—	169	—	43	—	20	—
Total: Oncology	158	-23.2%	900	+24.6%	286	+6.1%	148	-4.9%
Lovenox®	444	+5.5%	209	-49.2%	312	+15.3%	50	+6.8%
Plavix®	180	-18.3%	72*	-32.7%	393	+6.1%	413	+14.5%
Aprovel®	339	-14.7%	26*	+13.0%	204	+2.7%	72	+19.3%
Allegra®	7	-12.5%	(1)	-120.0%	61	+27.1%	241	-19.3%
Stilnox®/ Ambien®/ Myslee®	24	-11.1%	40	-14.0%	36	+19.4%	154	+5.3%
Copaxone®	19	-91.4%	—	—	—	—	5	-63.6%
Depakine®	71	-2.8%	—	—	123	+5.2%	8	-12.5%
Tritace®	80	-9.1%	—	—	93	0.0%	7	-45.5%
Multaq®	23	-32.4%	99	+1.1%	4	+33.3%	1	-100.0%
Xatral®	25	-19.4%	12	-83.1%	30	-6.3%	2	—
Actonel®	18	-40.0%	—	—	36	-14.3%	18	-15.8%
Nasacort®	11	-26.7%	11	-77.8%	14	+16.7%	2	—
Renagel® / Renvela® (4)	66	—	213	—	21	—	12	—
SynVisc® / SynVisc One® (4)	10	—	153	—	11	—	10	—
Cerezyme® (4)	106	—	79	—	84	—	30	—
Myozyme® / Lumizyme® (4)	125	—	58	—	26	—	16	—
Fabrazyme® (4)	21	—	62	—	18	—	20	—
Other Rare Disease products(4)	46	—	61	—	38	—	44	—
Total: New Genzyme(4)	298	—	260	—	166	—	110	—
Other Products	1,132	-10.0%	285	-11.4%	1,034	-0.7%	369	-13.5%
Consumer Health Care	355	+3.2%	340	+0.3%	724	+24.3%	124	0.0%
Generics	224	-2.2%	141	+98.5%	529	+1.3%	13	-33.3%
Total: Pharmaceuticals	3,984	-6.7%	4,240	+11.2%	4,627	+10.8%	1,976	-0.7%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
(3)	Japan, Canada, Australia and New Zealand.
(4)	In 2011, net sales of Genzyme products were recognized from the acquisition date (April 2011).
*	Sales of active ingredient to the entity majority-owned by BMS in the United States.

20  |  Sanofi  ●  2012 Half-Year Financial Report

è Human Vaccines (Vaccines)

In the first half of 2012, the Vaccines business generated net sales of €1,400 million, up 1.5% at constant exchange rates and 7.0% on a reported basis. Growth was impaired by temporary order restrictions on Pentacel® in the United States.

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	Change on a reported basis	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	518	494	+4.9%	-0.4%
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	169	158	+7.0%	+5.7%
• Seasonal influenza vaccines	167	158	+5.7%	+4.4%
• Pandemic influenza vaccines	2	—	—	—
Meningitis/Pneumonia Vaccines (incl. Menactra®)	202	183	+10.4%	+2.7%
Adult Booster Vaccines (incl. Adacel®)	233	206	+13.1%	+5.3%
Travel and Other Endemic Diseases Vaccines	177	171	+3.5%	0.0%
Other Vaccines	101	96	+5.2%	-3.1%
Total: Vaccines	1,400	1,308	+7.0%	+1.5%

Net sales of Polio/Pertussis/Hib vaccines were virtually unchanged (-0.4% at constant exchange rates) at €518 million, reflecting contrasting factors: a fall in the United States (-7.2% at constant exchange rates, at €210 million) due to temporary order restrictions on Pentacel® following production delays at Sanofi Pasteur, and good performances in Western Europe (+52.9% at constant exchange rates, at €26 million) and Other Countries (+5.7% at constant exchange rates, at €62 million). Net sales in Emerging Markets were flat at €220 million (+0.5% at constant exchange rates).

Net sales of Influenza Vaccines rose by 5.7% (at constant exchange rates) to €169 million in the first half of 2012. Most of these sales were generated in Emerging Markets (€150 million), supported by the record performance of seasonal influenza vaccines in the southern hemisphere.

Meningitis/Pneumonia Vaccines posted net sales of €202 million, up 2.7% at constant exchange rates, driven by Emerging Markets (+27.7% at constant exchange rates, at €62 million). Menactra® generated net sales of €167 million, up 10.5% at constant exchange rates.

Net sales of Adult Booster Vaccines rose by 5.3% at constant exchange rates to €233 million on a strong performance from Adacel® (€160 million, up 11.8% at constant exchange rates), mainly in the United States.

Net sales of Travel and Other Endemic Diseases Vaccines were flat at €177 million.

Sales generated by Sanofi Pasteur MSD, the joint venture with Merck & Co., Inc. in Europe (which are not consolidated by Sanofi), were €332 million in the first half of 2012, up 7.7% on a reported basis. Growth was driven by the travel and other endemics vaccines franchise (+26.1% on a reported basis, at €82 million). Sales of Gardasil®, a vaccine that prevents papillomavirus infections (a cause of cervical cancer) fell slightly by 2.0% on a reported basis, to €87 million.

Sanofi   ●  2012 Half-Year Financial Report  |  21

Geographical split of 2012 first-half Vaccines net sales

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Other Countries(3)	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	26	+52.9%	210	-7.2%	220	+0.5%	62	+5.7%
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	—	—	6	—	150	+1.4%	13	+9.1%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	2	+100.0%	136	-5,4%	62	+27.7%	2	-40.0%
Adult Booster Vaccines (incl. Adacel®)	34	-19.0%	166	+6.3%	22	+83.3%	11	0.0%
Travel and Other Endemic Diseases Vaccines	12	+9.1%	53	+17.1%	90	-8.2%	22	0.0%
Other vaccines	5	-16.7%	79	-2.6%	9	+12.5%	8	-16.7%
Total: Vaccines	79	+2.6%	650	-0.3%	553	+3.6%	118	+0.9%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
(3)	Japan, Canada, Australia and New Zealand.

è Animal Health

Net sales for the Animal Health business amounted to €1,154 million in the first half of 2012, up 1.2% at constant exchange rates (5.9% on a reported basis), partly driven by the performance of Emerging Markets (+8.6% at constant exchange rates).

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	Change on a reported basis	Change at constant exchange rates
Frontline® and other fipronil products	468	459	+2.0%	-3.5%
Vaccines	345	325	+6.2%	+3.4%
Avermectin	221	198	+11.6%	+5.1%
Other Animal Health products	120	108	+11.1%	+7.4%
Total: Animal Health	1,154	1,090	+5.9%	+1.2%

Net sales for the companion animals franchise increased by 1.0% at constant exchange rates to €784 million. The slight decrease in sales of the Frontline® / fipronil family of products (-3.5% at constant exchange rates, at €468 million) was due to bulk buying by distributors of veterinary products in the United States during the first half of 2011.

Net sales for the production animals franchise advanced by 1.7% at constant exchange rates to €370 million. These include the contribution from Newport Laboratories from April 2012 onwards.

22  |  Sanofi  ●  2012 Half-Year Financial Report

Geographical split of 2012 first-half Animal Health net sales

(€ million)	Western Europe(1)	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets(2)	Change at constant exchange rates	Other Countries(3)	Change at constant exchange rates
Frontline® and other fipronil products	138	-0.7%	262	-5.5%	43	-4.9%	25	-12.0%
Vaccines	88	-11.1%	71	+10.0%	176	+8.8%	10	+33.3%
Avermectin	30	-3.3%	125	+9.4%	28	+3.7%	38	0.0%
Other Animal Health products	42	-2.3%	47	+20.0%	20	+23.5%	11	-15.4%
Total: Animal Health	298	-4.5%	505	+2.0%	267	+8.6%	84	-3.8%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
(3)	Japan, Canada, Australia and New Zealand.

C.3.1.2. Net sales by geographical region

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)	Change on a reported basis	Change at constant exchange rates
Western Europe(1)	4,361	4,631	-5.8%	-6.4%
United States	5,395	4,580	+17.8%	+8.8%
Emerging Markets(2)	5,447	4,919	+10.7%	+9.9%
• of which Eastern Europe and Turkey	1,327	1,350	-1.7%	+1.0%
• of which Asia (excluding Pacific region)	1,381	1,152	+19.9%	+12.2%
• of which Latin America	1,675	1,481	+13.1%	+14.2%
• of which Africa	507	470	+7.9%	+9.4%
• of which Middle East	494	418	+18.2%	+15.6%
Other Countries(3)	2,178	1,998	+9.0%	-0.7%
• of which Japan	1,529	1,368	+11.8%	+0.9%
Total	17,381	16,128	+7.8%	+3.6%

(1)	France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark.
(2)	World excluding United States, Canada, Western Europe, Japan, Australia and New Zealand.
(3)	Japan, Canada, Australia and New Zealand.

In the Emerging Markets region, net sales reached €5,447 million, up 9.9% at constant exchange rates (or 7.7% including Genzyme in the first quarter of 2011). In China, net sales totaled €606 million, up 22.4% at constant exchange rates, reflecting strong performances by Plavix® and Lantus®. In Brazil, sales were €780 million, up 14.7% at constant exchange rates, driven by the Consumer Health Care business and the contribution from Genzyme. Russia reported sales of €399 million, a rise of 8.1% at constant exchange rates.

In the United States, net sales increased by 8.8% at constant exchange rates (or +1.0% including Genzyme in the first quarter of 2011) to €5,395 million, as strong performances from Lantus®, Eloxatin® and the Generics business (including Sanofi’s own generic version of Lovenox®) more than offset the impact of generics of Taxotere® and competing generics of Lovenox®.

Net sales in Western Europe fell by 6.4% at constant exchange rates to €4,361 million (or -6.5% including Genzyme in the first quarter of 2011 and excluding Copaxone®), hit not only by competition from generics of Taxotere® (-74.4% at constant exchange rates) and Plavix® (-18.3% at constant exchange rates) but also by the impact of austerity measures.

In the Other Countries region, net sales were flat (-0.7% at constant exchange rates). In Japan, net sales came to €1,529 million (+0.9% at constant exchange rates, but -2.6% including Genzyme in the first quarter of 2011), reflecting a fine performance from Plavix® (+15.7% at constant exchange rates, at €388 million), the impact of biannual price cuts, and a fall in Allegra® sales (-19.6% at constant exchange rates, at €241 million).

Sanofi   ●  2012 Half-Year Financial Report  |  23

C.3.1.3. Worldwide presence of Plavix® and Aprovel®

Two of the Group’s leading products – Plavix® and Aprovel® – were discovered by Sanofi and jointly developed with Bristol-Myers Squibb (BMS) under an alliance agreement. In all territories except Japan, these products are sold either by Sanofi or by BMS in accordance with the terms of the alliance agreement (1).

Worldwide sales of these two products are an important indicator because they facilitate a financial statement user’s understanding and analysis of our consolidated income statement, particularly in terms of understanding our overall profitability in relation to consolidated revenues, and also facilitate a user’s ability to understand and assess the effectiveness of our research and development efforts. Also, disclosing sales made by BMS of these two products enables users to have a clearer understanding of trends in different lines of our income statement, in particular the lines Other revenues, where we record royalties received on those sales; Share of profit/loss of associates and joint ventures, where we record our share of the profit/loss of entities included in the BMS Alliance and under BMS operational management; and Net income attributable to non-controlling interests, where we record the BMS share of profit/loss of entities included in the BMS Alliance and under our operational management.

Geographical split of 2012 and 2011 first-half worldwide sales of Plavix® and Aprovel®

	June 30, 2012 (6 months)			June 30, 2011 (6 months)			Change on	Change at
(€ million)	Sanofi(2)	BMS(3)	Total	Sanofi(2)	BMS(3)	Total	a reported basis	constant exchange rates
Plavix®/Iscover®(1)
Europe	231	14	245	278	24	302	-18.9%	-18.6%
United States	—	1,780	1,780	—	2,415	2,415	-26.3%	-30.4%
Other countries	774	63	837	639	145	784	+6.8%	-2.4%
Total	1,005	1,857	2,862	917	2,584	3,501	-18.3%	-23.1%

	June 30, 2012 (6 months)			June 30, 2011 (6 months)			Change on	Change at
(€ million)	Sanofi(2)	BMS(3)	Total	Sanofi(2)	BMS(3)	Total	a reported basis	constant exchange rates
Aprovel®/Avapro®/ Karvea®/Avalide® (4)
Europe	312	58	370	354	66	420	-11.9%	-12.2%
United States	16	92	108	—	209	209	-48.3%	-51.4%
Other countries	261	47	308	223	99	322	-4.3%	-10.2%
Total	589	197	786	577	374	951	-17.4%	-20.2%

(1)	Plavix® is marketed under the trademarks Plavix® and Iscover®.
(2)

Net sales of Plavix® consolidated by Sanofi, including sales of generics, and excluding sales to BMS (€80 million for the six months to June 30, 2012; €112 million for the six months to June 30, 2011).

(3)

Translated into euros by Sanofi using the method described in Note B.2. to the consolidated financial statements for the year ended December 31, 2011, on page F-12 of the Annual Report on Form 20-F; this document is available on www.sanofi.com.

(4)	Aprovel® is marketed under the trademarks Aprovel®, Avapro®, Karvea® and Avalide®.
(5)	Net sales of Aprovel® consolidated by Sanofi, excluding sales to BMS (€70 million for the six months to June 30, 2012; €86 million for the six months to June 30, 2011).

Worldwide sales of Plavix®/Iscover® fell by 23.1% at constant exchange rates in the first half of 2012 to €2,862 million, reflecting competition from generics in the United States and Europe. In the United States, where exclusivity was lost on May 17, 2012, sales (consolidated by BMS) were 30.4% lower at constant exchange rates, at €1,780 million. In Europe, net sales of Plavix® were down 18.6% (at constant exchange rates) at €245 million. In Japan and China, the product continues to be a success, with net sales of €388 million (+15.7% at constant exchange rates) and €184 million (+24.4% at constant exchange rates) respectively.

(1)	Refer to note C.1 to the consolidated financial statements for the year ended December 31, 2011, on page F-35 of the Annual Report on Form 20-F; this document is available on www.sanofi.com.

24  |  Sanofi  ●  2012 Half-Year Financial Report

Worldwide sales of Aprovel®/Avapro®/Karvea® /Avalide® for the first half of 2012 were €786 million, down 20.2% at constant exchange rates, largely due to the loss of exclusivity in the United States on March 30, 2012.

C.3.2. Other revenues

Other revenues, which mainly comprise royalty income under licensing agreements contracted in connection with ongoing operations, amounted to €673 million, versus €835 million in the first half of 2011, a drop of 19.4%.

The year-on-year fall was mainly due to license revenues under the worldwide alliance with BMS on Plavix® and Aprovel®, which came to €445 million in the first half of 2012, versus €659 million in the first half of 2011 (-32.5% on a reported basis), due to the loss of exclusivity in the United States for Aprovel® (on March 30, 2012) and Plavix® (on May 17, 2012).

C.3.3. Gross profit

Gross profit reached €12,694 million in the first half of 2012 (73.0% of net sales), compared with €11,749 million in the comparable period of 2011 (72.8% of net sales). This represents growth of 8.0%, and an increase of 0.2 of a point in the gross margin ratio.

The gross margin ratio for the Pharmaceuticals business fell by 1.8 points to 74.5%, reflecting a drop in license revenues (-1.6 points) and a deterioration in the ratio of cost of sales to net sales (-0.2 of a point); this latter trend was mainly attributable to the adverse impact of generics (mainly of Taxotere® in the United States), partially offset by productivity gains and lower raw materials prices for heparins.

The gross margin ratio for the Vaccines business improved by 1.6 points to 60.3%.

The gross margin ratio for the Animal Health business also improved, by 0.8 of a point to 71.6%.

In addition, consolidated gross profit for the first half of 2012 was adversely affected by an expense of €17 million (0.1 of a point) arising from the workdown during the period of acquired inventories remeasured at fair value in connection with the acquisition of Genzyme. In the first half of 2011, this expense was €264 million (1.6 points).

C.3.4. Research and development expenses

Research and development (R&D) expenses came to €2,415 million (versus €2,297 million in the first half of 2011), representing 13.9% of net sales (versus 14.2% in the first half of 2011). Overall, R&D expenses rose by €118 million, or 5.1% on a reported basis. After including Genzyme’s costs for the first quarter of 2011, R&D fell slightly year-on-year, by 0.5%.

R&D expenses for the Pharmaceuticals business increased by 4.5% or €88 million. After including Genzyme’s costs for the first quarter of 2011, R&D expenses fell by 2.0% or €43 million, reflecting ongoing transformation initiatives and the rationalization of the project portfolio.

R&D expenses for the Vaccines business rose by €20 million (+7.6%), due mainly to clinical trials on the dengue fever vaccine and various influenza-related projects.

In the Animal Health business, R&D expenses increased by €10 million (+14.3%) versus the first half of 2011.

Sanofi   ●  2012 Half-Year Financial Report  |  25

C.3.5. Selling and general expenses

Selling and general expenses totaled €4,410 million, versus €4,201 million for the first half of 2011, a rise of €209 million, or 5.0% on a reported basis. They represented 25.4% of net sales, against 26.0% in the first half of 2011. After including Genzyme’s costs for the first quarter of 2011, selling and general expenses fell by 0.9%.

The Pharmaceuticals business reported a rise of €149 million (+4.1%). After including Genzyme’s costs for the first quarter of 2011, selling and general expenses for the Pharmaceuticals business fell by €102 million (-2.7%) year-on-year, reflecting tight cost control (especially in mature regions) and synergies unlocked by the integration of Genzyme.

In the Vaccines business, selling and general expenses rose by €24 million (+9.1%), due partly to unfavorable trends in the U.S. dollar/euro exchange rate and partly to higher promotional spend on influenza vaccines.

Selling and general expenses for the Animal Health business increased by €36 million (+11.2%), reflecting unfavorable trends in the U.S. dollar/euro exchange rate and higher promotional spend on the companion animals franchise.

C.3.6. Other operating income and expenses

Other operating income amounted to €319 million in the first half of 2012 (versus €191 million a year earlier), and other operating expenses to €324 million (versus €168 million a year earlier).

Overall, other operating income and expenses represented a net expense of €5 million in the first half of 2012, compared with net income of €23 million in the first half of 2011. This deterioration of €28 million is mainly due to increased provisions for litigation in North America.

This line also includes a net operational foreign exchange loss of €11 million, compared with a net operational foreign exchange gain of €13 million in the first half of 2011.

C.3.7. Amortization of intangible assets

Amortization charged against intangible assets amounted to €1,675 million in the first half of 2012, compared with €1,701 million in the first half of 2011. The year-on-year reduction of €26 million was mainly due to:

- reductions: a fall in amortization charged against intangible assets recognized on the acquisition of Aventis (€770 million in the first half of 2012, versus €1,059 million in the first half of 2011), as some products reached the end of their life cycles in the face of competition from generics;

- increases: amortization charges generated from the second quarter of 2011 on intangible assets recognized on the acquisition of Genzyme (€487 million in the first half of 2012, versus €242 million in the first half of 2011).

C.3.8. Impairment of intangible assets

This line showed impairment losses of €40 million recorded against intangible assets in the first half of 2012, compared with €69 million in the first half of 2011.

In the first half of 2012, impairment losses related primarily to the discontinuation of R&D projects.

The impairment losses booked in the first half of 2011 mainly related to Zentiva generics following a downward revision of sales projections, and the discontinuation of a joint project with Metabolex in diabetes.

26  |  Sanofi  ●  2012 Half-Year Financial Report

C.3.9. Fair value remeasurement of contingent consideration liabilities

Fair value remeasurements of contingent consideration liabilities recognized in accordance with the revised IFRS 3 represented an expense of €106 million in the first half of 2012, compared with an expense of €66 million in the first half of 2011.

This expense relates primarily to the contingent value rights (CVRs) issued in connection with the Genzyme acquisition, contingent consideration payable to Bayer as a result of the Genzyme acquisition, and contingent purchase consideration on the acquisition of TargeGen (see Note B.12. to the condensed half-year consolidated financial statements).

C.3.10. Restructuring costs

Restructuring costs amounted to €250 million in the first half of 2012, compared with €467 million in the first half of 2011, and mainly relate to the Group’s transformation program initiated in 2009.

In the first half of 2012, these costs essentially comprised impairment losses against property, plant and equipment attached to R&D sites, and employee-related expenses incurred under plans to adjust headcount in industrial functions in Europe.

In the first half of 2011, they mainly comprised employee-related expenses incurred under plans to adjust headcount in support functions, sales forces and R&D in Europe, along with industrial site rehabilitation costs and accelerated depreciation of property, plant and equipment.

C.3.11. Other gains and losses, and litigation

Nothing was reported on this line for the six months ended June 30, 2012.

In the first half of 2011, this line contained amortization expense of €517 million, representing the backlog of depreciation and amortization that was not charged against the tangible and intangible assets of Merial from September 18, 2009 through December 31, 2010 because these assets were classified as held for sale or exchange during that period in accordance with IFRS 5.

C.3.12. Operating income

Operating income for the first half of 2012 was €3,793 million, compared with €2,454 million for the first half of 2011, an increase of 54.6%.

C.3.13. Financial income and expenses

Net financial expense for the period was €227 million, compared with €178 million for the first half of 2011, an increase of €49 million.

Financial expenses directly related to net debt (defined as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents) were €168 million, versus €136 million in the first half of 2011. This rise reflected:

- a modest increase in average debt combined with stable average interest rates, which led to a slight rise in financial expenses in the first half of 2012;

- a reduction in financial income, due to a fall in the average amount of cash held by the Group in the first half of 2012.

The impact of the unwinding of discount on provisions amounted to €44 million in the first half of 2012 (versus €40 million in the first half of 2011), while there was a net financial foreign exchange gain of €4 million in the period (versus a net foreign exchange loss of €10 million a year earlier).

Sanofi   ●  2012 Half-Year Financial Report  |  27

C.3.14. Income before tax and associates and joint ventures

Income before tax and associates and joint ventures for the first half of 2012 was €3,566 million, compared with €2,276 million for the first half of 2011, an increase of 56.7%.

C.3.15. Income tax expense

Income tax expense totaled €869 million in the first half of 2012, versus €472 million a year earlier.

This item includes the tax effects of amortization of intangible assets (€615 million in the first half of 2012, versus €749 million in the first half of 2011 (including the impact of the Merial backlog, see note C.3.11. above)) and of restructuring costs (€77 million in the first half of 2012, versus €150 million in the first half of 2011); the overall impact is an increase of €207 million in income tax expense.

The effective tax rate(1) was 28.0%, compared with 27.5% in the first half of 2011. The difference relative to the standard corporate income tax rate applicable in France (34%) is mainly due to royalty income being taxed at a reduced rate in France.

C.3.16. Share of profit/loss of associates and joint ventures

The share of profit/loss of associates and joint ventures for the six months ended June 30,2012 was €404 million, versus €556 million for the comparable period of 2011. This line mainly includes Sanofi’s share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance, which fell by 23.9% to €417 million (versus €548 million in the first half of 2011). This fall was mainly attributable to lower sales of Plavix® in the United States (-26.3% on a reported basis) due to competition from generics.

C.3.17. Net income

Net income for the first half of 2012 was €3,101 million, compared with €2,360 million for the first half of 2011.

C.3.18. Net income attributable to non-controlling interests

Net income attributable to non-controlling interests amounted to €103 million for the six months ended June 30, 2012, compared with €136 million a year earlier. This line mainly comprises the share of pre-tax profits paid to BMS from territories managed by Sanofi (€92 million, versus €125 million in the first half of 2011); the year-on-year fall was directly related to increased competition from generics of clopidogrel (the active ingredient of Plavix®) in Europe.

C.3.19. Net income attributable to equity holders of Sanofi

Net income attributable to equity holders of Sanofi for the first half of 2012 totaled €2,998 million, compared with €2,224 million for the first half of 2011.

Earnings per share (EPS) was €2.27, 33.5% higher than the 2011 first-half figure (€1.70), based on an average number of shares outstanding of 1,319.3 million for the first half of 2012 (compared with 1,308.6 million for the first half of 2011). Diluted EPS was €2.26, versus €1.69 for the first half of 2011.

(1) Calculated on the basis of business operating income minus net financial expenses, and before (i) the share of profit/loss of associates and joint ventures and (ii) net income attributable to non-controlling interests.

28  |  Sanofi  ●  2012 Half-Year Financial Report

C.3.20. Business net income(1)

Business net income reached €4,386 million in the first half of 2012, compared with €4,320 million in the first half of 2011, an increase of 1.5%; it represented 25.2% of net sales, against 26.8% in the first half of 2011.

Business EPS for the first half of 2012 was €3.32, versus €3.30 for the comparable period of 2011 (+0.6%), based on the average number of shares outstanding.

(1) Refer to the appendix in section F for a definition.

Sanofi   ●  2012 Half-Year Financial Report  |  29

C.4. CONSOLIDATED STATEMENT OF CASH FLOWS

Condensed consolidated statement of cash flows

(€ million)	June 30, 2012 (6 months)	June 30, 2011 (6 months)
Net cash provided by / (used in) operating activities	4,327	3,905
Net cash provided by / (used in) investing activities	(891)	(13,867)
Net cash provided by / (used in) financing activities	(3,271)	9,939
Impact of exchange rates on cash and cash equivalents	18	(50)
Impact of the cash and cash equivalents of Merial	—	146
Net change in cash and cash equivalents – (decrease) / increase	183	73

Net cash provided by operating activities came to €4,327 million in the first half of 2012, against €3,905 million in the first half of 2011.

Operating cash flow before changes in working capital for the first half of 2012 was €5,096 million, versus €4,780 million for the comparable period of 2011, reflecting the contribution from Genzyme from the second quarter of 2011. Working capital requirements rose by €769 million during the first half of 2012, compared with €875 million a year earlier; the improvement was mainly due to a drop in royalties payable by BMS on sales of clopidogrel in the United States.

Net cash used in investing activities totaled €891 million in the first half of 2012, compared with €13,867 million in the first half of 2011.

Acquisitions of property, plant and equipment and intangible assets reached €786 million (versus €832 million in the first half of 2011); the main items were investments in industrial and research facilities (€595 million), together with contractual payments for intangible rights under license and collaboration agreements (€104 million).

Acquisitions of investments in the period amounted to €179 million, net of cash acquired and after including assumed liabilities and commitments; the main items were the acquisitions of Pluromed and Newport, and payments of contingent consideration relating to the acquisition of Genzyme. In the first half of 2011, acquisitions of investments came to €13,467 million, net of cash acquired; after including assumed liabilities and commitments, they totaled €13,958 million, and mainly comprised the acquisitions of Genzyme (€13,547 million) and BMP Sunstone.

After-tax proceeds from disposals amounted to €71 million in the first half of 2012, mainly on the divestment of trademarks (€35 million, primarily in the United States and France) and of financial assets in the United States (€13 million). In the first half of 2011, proceeds from disposals amounted to €71 million, arising mainly on the sale of intangible assets in Brazil (€36 million).

Financing activities generated a net cash outflow of €3,271 million in the first half of 2012, versus a net cash inflow of €9,939 million in the first half of 2011. The 2012 first-half figure includes net external funding raised (net change in short-term and long-term debt) of €625 million (compared with €11,406 million in the first half of 2011), and the Sanofi dividend payout of €3,487 million (versus €1,372 million in the first half of 2011). It also includes acquisitions of treasury shares amounting to €454 million.

After the impact of exchange rates and of the cash and cash equivalents of Merial, the net change in cash and cash equivalents in the first half of 2012 was an increase of €183 million, compared with an increase of €73 million in the first half of 2011.

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C.5. CONSOLIDATED BALANCE SHEET

Total assets were €101,743 million at June 30, 2012, versus €100,668 million at December 31, 2011, an increase of €1,075 million. In accordance with IFRS 3 (Business Combinations), Sanofi made adjustments during the Genzyme purchase price allocation period to some of the provisional amounts recognized in 2011 (see Note B.1. to the condensed half-year consolidated financial statements).

Debt, net of cash and cash equivalents as of June 30, 2012 was €11,347 million, compared with €10,859 million as of December 31, 2011. Sanofi defines “debt, net of cash and cash equivalents” as short-term and long-term debt, plus related interest rate and currency derivatives, minus cash and cash equivalents. The gearing ratio (debt, net of cash and cash equivalents as a proportion of total equity) rose from 19.3% to 20.1%. Analyses of debt as of June 30, 2012 and December 31, 2011 by type, maturity, interest rate and currency, are provided in Note B.10. to the condensed half-year consolidated financial statements.

The financing arrangements in place as of June 30, 2012 at the Sanofi parent company level (where most of the Group’s financing operations take place) are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.

Other key movements in the balance sheet are described below.

Total equity stood at €56,354 million as of June 30, 2012, virtually unchanged compared with December 31, 2011 (€56,373 million). This stability reflected the following factors:

-	reductions: payments to shareholders (Sanofi dividend payout for the 2011 financial year: €3,487 million);

-

increases: net income for the first half of 2012 (€3,101 million), and the net change in the cumulative translation difference arising from the depreciation of the euro against other currencies (€572 million, mainly on the U.S. dollar).

As of June 30, 2012, Sanofi held 4.1 million of its own shares, representing 0.3% of the capital, and recorded as a deduction from equity.

Goodwill and other intangible assets, representing a combined value of €61,462 million, fell by €759 million, primarily as a result of the following factors:

-

increases: the impact of acquisitions (€14 million of goodwill and €71 million of other intangible assets), mainly those of Pluromed and Newport, plus the effects of the translation into euros of assets denominated in other currencies (€805 million, mainly on the U.S. dollar);

-	reductions: amortization and impairment charged during the period (€1,769 million).

Provisions and other non-current liabilities (€11,175 million) increased by €829 million, mainly due to a €633 million rise in provisions for pensions and other long-term employee benefits.

Net deferred tax liabilities (€2,430 million) were €467 million lower, mainly due to reversals of deferred tax liabilities on the remeasurement of acquired intangible assets (€629 million).

Current and non-current liabilities related to business combinations and to non-controlling interests (€1,603 million) increased by €47 million, reflecting the remeasurement during the period of contingent value rights (CVRs) and contingent purchase consideration payable to Bayer, both of which arose as a result of the Genzyme acquisition.

Sanofi   ●  2012 Half-Year Financial Report  |  31

D — Principal risk factors and uncertainties

The risk factors to which Sanofi is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission on March 6, 2012. The nature of these risks has not significantly changed over the first half of 2012. These risks may materialize during the second half of 2012 or during subsequent periods.

32  |  Sanofi  ●  2012 Half-Year Financial Report

E — Outlook

We anticipate our 2012 full-year business earnings per share(1) will be 12% to 15% lower than 2011 at constant exchange rates, barring major unforeseen events. This guidance takes into account the loss of Plavix® and Avapro® exclusivity in the U.S., the performance of our growth platforms, the contribution from Genzyme, costs controls, and other generic competition.

We define “business earnings per share” as “business net income”(1) divided by the weighted average number of shares outstanding.

Business net income for the full year ended December 31, 2011 amounted to €8,795 million, giving business earnings per share of €6.65.

This guidance has been prepared using accounting methods consistent with those used in the preparation of our historical financial information. It draws upon assumptions defined by Sanofi and its subsidiaries, in particular regarding the following factors:

•	trends in exchange rates and interest rates;

•	growth in the national markets in which we operate;

•	healthcare reimbursement policies, pricing reforms, and other governmental measures affecting the pharmaceutical industry;

•	developments in the competitive environment, in terms of innovative products and the introduction of generics;

•	respect by others for our intellectual property rights;

•	progress on our research and development programs;

•	the impact of our operating cost control policy, and trends in our operating costs;

•	the average number of shares outstanding.

Some of the information, assumptions and estimates concerned are derived from or based, in whole or in part, on judgments and decisions made by Sanofi management that may be liable to change or adjustment in future.

(1) Refer to the appendix in section F for a definition.

Sanofi   ●  2012 Half-Year Financial Report  |  33

Forward-Looking Statements

This document contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the Securities and Exchange Commission (SEC) and the Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors”(1) and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. For an update on litigation, refer to Note B.15. “Legal and arbitral proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2012 and section “D. Principal risk factors and uncertainties” on page 32 of the half-year management report.

Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

(1) Refer to pages 4 to 18 of our Annual Report on Form 20-F for the year ended December 31, 2011, which is available on our website: www.sanofi.com.

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F — Appendix – Definition of financial indicators

F.1.	NET SALES ON A CONSTANT STRUCTURE BASIS AND AT CONSTANT EXCHANGE RATES

F.1.1. Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, we exclude the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.

Reconciliation of 2012 first-half reported net sales to net sales at constant exchange rates

(€ million)	June 30, 2012 (6 months)
Reported net sales for the first half of 2012	17,381
Effect of exchange rates	(673)
Net sales at constant exchange rates for the first half of 2012	16,708

F.1.2. Net sales on a constant structure basis

When we refer to changes in our net sales “on a constant structure basis”, we eliminate the effect of changes in structure by restating the net sales for the previous period as follows:

•

by including sales generated by entities or product rights acquired in the current period for a portion of the previous period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales for a portion of the previous period when we have sold an entity or rights to a product in the current period;

•	for a change in consolidation method, by recalculating the previous period on the basis of the method used for the current period.

F.2. BUSINESS NET INCOME

“Business operating income”, adopted in order to comply with IFRS 8, is an indicator that we use internally to measure operational performance and allocate resources. Business operating income is derived from Operating income, adjusted as follows:

•	the amounts reported in the lines Fair value remeasurement of liabilities related to contingent consideration, Restructuring costs and Other gains and losses, and litigation, are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•	the share of profits/losses of associates and joint-ventures is added;

•	the share attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint-ventures) are eliminated;

•	restructuring costs relating to associates and joint ventures are eliminated.

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“Business net income” is defined as Net income attributable to equity holders of Sanofi, excluding (i) amortization of intangible assets; (ii) impairment of intangible assets, (iii) fair value remeasurement of contingent consideration liabilities; (iv) other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures); (v) restructuring costs (including restructuring costs relating to associates and joint ventures), (vi) other gains and losses, and litigation; (vii) the tax effect related to the items listed above; (viii) the effects of major tax disputes and, as an exception for 2011, the retroactive effect (2006-2010) on the tax liability resulting from the Franco-American Advance Pricing Agreement (APA) signed on December 22, 2011 on transfer pricing, for which the amount is deemed to be significant; (ix) the share of non-controlling interests in items (i) through (viii). Items (i), (ii), (iii), (v) and (vi) correspond to those reported in the income statement line items Amortization of intangible assets, Impairment of intangible assets, Fair value remeasurement of contingent consideration liabilities, Restructuring costs and Other gains and losses, and litigation.

We also report “business earnings per share” (“business EPS”), a non-GAAP financial measure that we define as business net income divided by the weighted average number of shares outstanding.

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